UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TGS INTERNATIONAL, LTD.
(Exact name of registrant as specified in its corporate charter)

333-217451

Commission File No.:

Nevada	NA
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Unit 3, 6420 - 4th Street NE, Calgary, Alberta, Canada, T2K 5M8 (Address of Principal Executive Offices)

(403) 616 – 9226

(Registrant’s telephone number, including area code)

August 8, 2018

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF STARK BENEFICIAL, INC. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us”, and “our” are to Camelot Corporation and its consolidated subsidiaries, if any.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the “Board”) of TGS International, Ltd. (“Company”). The date of this Information Statement is August 8, 2018.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2018 and is being mailed on or about August 8, 2018, to our shareholders of record as of August 7, 2018.

On August 7, 2018, Sau Chun Yu resigned as the Company’s Director, Chief Financial Officer and Secretary. Ms. Yu’s resignation was effective immediately. On the same day, Chung Szeto, resigned as the Director, President and Chief Executive Officer of the Company. Mr. Szeto’s resignation as President and Chief Executive Officer was effective immediately. His resignation as a Director will be effective ten (10) days following the filing by the Company of this Information Statement with the Securities and Exchange Commission (the “SEC”). Prior to Messrs. Yu and Szeto’s resignations, they appointed Tak Shing Eddie Wong as the new President and Chief Executive Officer of the Company and Sai Kit Leung as the Company’s new Chief Financial Officer and Secretary. Messrs. Wong and Leung were appointed as the new board members of the Company. There were no disagreements between Messrs. Yu and Szeto and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in their resignation.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s shareholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE COMPANY’S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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CHANGES TO THE BOARD OF DIRECTORS

On August 7, 2018, Sau Chun Yu resigned as the Company’s Director, Chief Financial Officer and Secretary. Ms. Yu’s resignation was effective immediately. On the same day, Chung Szeto, resigned as the Director, President and Chief Executive Officer of the Company. Mr. Szeto’s resignation as President and Chief Executive Officer was effective immediately. His resignation as a Director will be effective ten (10) days following the filing by the Company of this Information Statement with the SEC. Prior to Messrs. Yu and Szeto’s resignations, they appointed Tak Shing Eddie Wong as the new President and Chief Executive Officer of the Company and Sai Kit Leung as the Company’s new Chief Financial Officer and Secretary. Messrs. Wong and Leung were appointed as the new board members of the Company. There were no disagreements between Messrs. Yu and Szeto and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in their resignation.

None of the directors appointed to our Board of Directors were prior members of the Board of Directors and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information regarding our newly appointed directors and executive officers.

Mr. Wong, 55, has held numerous senior management positions with various Asian companies in different industries. He is currently the chief executive officer of Peak Strategy Management Co., Ltd., a Hong Kong company providing business general consultancy services. Since March 2014, Mr. Wong has been the chief consultant of Conpak Management Group, a Hong Kong company providing corporate consultancy services, and is responsible for advising on its various projects and overall development. Mr. Wong is also the chief strategy officer of Sinostar Securities Limited, a Hong Kong company offering securities trading services, and is responsible for overseeing its overall business development. Mr. Wong previously served as the chief executive officer of He Zheng Yuan Agriculture Group Limited, a PRC company focusing on agricultural trades and provision of food and beverage, from June 2016 to February 2018 and Mondo Vantaggio Pte. Ltd., a Singaporean company operating luxury multi-brand stores, from October 2014 to June 2016. Between April 2016 and December 2016, he was the chief financial officer of Happy Animation (Shenzhen) Co., Ltd., a PRC company focusing on amination and education related development. Mr. Wong holds a certificate in Hotel Business Program offered by Cartas Bianchi College of Careers. He is also a member of China Academy of Management Science and a qualified Senior Financial Planner certified by the PRC.

Mr. Leung, 61, has been the chief financial officer of Arcus Mining Holdings Limited since November 2015. Prior to joining Arcus Mining Holdings Limited, Mr. Leung had over 35 years of experience in the banking industry. In August 1975, Mr. Leung joined Nanyang Commercial Bank as a clerk. From March 1991 to August 2015, he served as the head of treasury of Nanyang Commercial Bank, and was responsible for treasury duties including cash and liquidity management, banking facilities arrangement, advising management on the treasury position of the business, short-term and long-term liquidity, preparing cash flow forecasts and performing financial modelling. Mr. Leung holds a Master Degree of Science in Financial Engineering from the City University of Hong Kong.

Name	Age	Positions

Tak Shing Eddie Wong	55	Chairman of the Board of Directors, Chief Executive Officer and President

Sai Kit Leung	61	Chief Financial Officer and Secretary

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Family Relationships

There are no family relationships between any of our directors or executive officers.

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors and our board of directors is in the process of searching for suitable candidates. Our board of directors does not have any committees, as companies whose securities are traded on the OTC Pink Sheets are not required to have board committees. However, at such time in the future that we appoint independent directors on our board we expect to form the appropriate board committees and identity an audit committee financial expert.

Committees of the Board of Directors

We are currently quoted on the OTC Pink Sheet under the symbol “TGSI.” The OTC Pink Sheets does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Diretors.

Director Nominations

Our Board of Directors believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As at the fiscal year ended February 28, 2018, we were obligated to Chung Szeto, our former President and Chief Executive Officer for funds advanced to us for working capital, in the amount of $55,097. The advances are unsecured and no interest rate or payback schedule has been established.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal shareholders.

Stockholder Communications With Directors

Shareholders who want to communicate with our Board or any individual director can write to:

Suite 1023, 10/F., Ocean Centre,

5 Canton Rd., Tsim Sha Tsui,

Kowloon, Hong Kong

Telephone: +852 2116 3863

Your letter should indicate that you are a shareholder of our company. Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer Compensation

During the fiscal year ended February 28, 2018, we paid a management fee of $8,588 to Chung Szeto, our former President and Chief Executive Officer.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the best of our knowledge, during the fiscal year ended February 28, 2018, the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

TGS INTERNATIONAL, LTD.

By:	/s/ Tak Shing Eddie Wong
Name:	Tak Shing Eddie Wong
Title:	Chief Executive Officer

Dated: August 8, 2018

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